FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F_	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Semi-annual Review (audit) Report Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	August 14, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Semi-annual Review (audit) Report Release

1. Review(audit) Opinion and Condensed Financial Statements	Current Fiscal Year (Semi-annual)		Previous Fiscal Year (Semi-annual)
	9 th Semi-annual		8 th Semi-annual
	From	01/01/2008	From	01/01/2007
	To	06/30/2008	To	06/30/2007
A. Review(audit) Opinion	Unqualified		Unqualified
- Reason	–		–
- Date of Report Received	08/14/2008		08/14/2007
B. Condensed Financial Statements
- Total Assets	134,131,409,998		154,648,347,207
- Total Liabilities	16,975,270,292		14,312,547,176
- Capital	6,487,000,000		6,486,000,000
- Total Shareholders' Equity	117,156,139,706		140,335,800,031
- Sales	14,391,297,091		13,695,579,462
- Operating Income	-7,792,077,749		-6,755,415,478
▼Profit from continuing operation before corporate income tax ▼Net profit from continuing operation before corporate income tax ▼Ordinary income	-13,689,538,655		-6,872,522,097
- Net Income	-14,089,386,723		-8,343,756,322
※ Impaired capital rate(%) =〔(capital-equity capital)/capital〕×100	–		–
2. Name of External Auditor
3. Others	–
	※ Relevant Disclosure		–